UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

VERTEX ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

92534K107
(CUSIP Number)

Benjamin P. Cowart
1331 Gemini, Suite 250
Houston, Texas 77058
Telephone: 866-660-8156
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Benjamin P. Cowart

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF, OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
USA

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
	•	2,632,364 shares of common stock held individually by Mr. Cowart;
	•	244,299 shares of common stock held through The Benjamin Paul Cowart 2012 Grantor Retained Annuity Trust, which Mr. Cowart controls the voting and disposition of;
	•	100,765 shares of common stock held through VTX, Inc., which Mr. Cowart controls the voting and disposition of;
	•	109,934 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock held through The Benjamin Paul Cowart 2012 Grantor Retained Annuity Trust, which Mr. Cowart controls the voting and disposition of;
	•	292,544 shares of common stock issuable upon the exercise of options to purchase shares of common stock held personally by Mr. Cowart (not including 81,250 shares of common stock issuable upon the exercise of outstanding options to purchase shares of common stock held by Mr. Cowart which have not vested to Mr. Cowart to date and will not vest within 60 days of the date of this filing); and
Number of Shares Bene- ficially Owned by Each Reporting Person With	•	2,943 shares of common stock issuable upon the exercise of options to purchase shares of common stock held by VTX, Inc., which Mr. Cowart controls the voting and disposition of.

| 8 | Shares Voting Power
	•	7,500 shares of common stock held through Vertex Holdings, L.P., which securities Mr. Cowart is deemed to beneficially own; and
	•	4,796,761 shares of common stock held through B&S Cowart II Family LP, which securities Mr. Cowart is deemed to beneficially own.

| 9 | Sole Dispositive Power
(a) Shares of common stock: 2,977,428
(b) Shares of common stock issuable in connection with the exercise of vested options: 295,487 (c) Shares of common stock issuable in connection with the exercise of warrants: 109,934

| 10 | Shared Dispositive Power
Shares of common stock: 4,804,261

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
(a) Total shares which the Reporting Person holds sole or shared voting or dispositive power in connection with: 7,781,689
(b) Total Shares of common stock issuable in connection with the exercise of vested options which the Reporting Person holds sole or shared voting or dispositive power in connection with: 295,487
(c) Total Shares of common stock issuable in connection with the exercise of warrants which the Reporting Person holds sole or shared voting or dispositive power in connection with: 109,934
Additionally, the Reporting Person is deemed to beneficially own the following securities which his wife holds sole voting and dispositive control over:
● 244,299 shares of common stock held through The Shelley T. Cowart 2012 Grantor Retained Annuity Trust; and
● 109,934 shares of common stock issuable upon the exercise of options to purchase shares of common stock held through The Shelley T. Cowart 2012 Grantor Retained Annuity Trust.

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
29.2% of the Company’s outstanding common stock (assuming the exercise of all vested options and warrants beneficially owned)

| 14 |	Type of Reporting Person
IN

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009, by Benjamin P. Cowart (the “Reporting Person”), as amended by the Amendment No. 1 to the Schedule 13D, filed with the Commission on September 12, 2012 (the Schedule 13D as amended and modified by Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Effective December 21, 2012, Mr. Cowart transferred 4,896,761 shares of common stock which he owned individually to B&S Cowart II Family LP, his family limited partnership, which he is deemed to beneficially own and control. No change in beneficial ownership of the shares was affected in connection with the transfer.

Effective December 31, 2012, Mr. Cowart, through B&S Cowart II Family LP, gifted 100,000 shares of the Company’s common stock to his church.

Effective September 6, 2013, Mr. Cowart personally gifted 54,000 shares of the Company’s common stock to various of his family members.

Effective September 27, 2013, the Board of Directors of the Company approved the grant of incentive stock options to purchase an aggregate of 100,000 shares of the Company’s common stock to Mr. Cowart. The options were granted under the Company’s 2013 Stock Incentive Plan (the “Plan”) and the options had a term of five years, subject in all cases to the terms and conditions of the Plan.  The options vest at the rate of 1/4th of such options per year on each of July 25, 2014, July 25, 2015, July 25, 2016 and July 25, 2017.  The options had an exercise price of $3.26 per share, 110% of the mean between the highest and lowest quoted selling prices of the Company’s common stock on the NASDAQ market on the effective date of the grant of the options.

April 23, 2014, Mr. Cowart personally exercised options to purchase 80,000 shares of the Company’s common stock at an exercise price of $0.50 per share in consideration for the payment of $40,000 to the Company (the aggregate exercise price for such options) and was issued 80,000 shares of the Company’s common stock in connection with such exercise.

Effective May 7, 2014, Mr. Cowart, personally gifted 50,000 shares of the Company’s common stock to his church.

Effective May 7, 2014, Mr. Cowart, personally gifted 50,000 shares of the Company’s common stock to a third party.

Effective August 13, 2014, Mr. Cowart, personally gifted 80,000 shares of the Company’s common stock to a family member.

On December 4, 2014, the Company entered into two Subscription Agreements and sold 244,299 shares of restricted common stock and five year warrants to purchase 109,934 shares of common stock each to The Benjamin Paul Cowart 2012 Grantor Retained Annuity Trust and The Shelley T. Cowart 2012 Grantor Retained Annuity Trust, in consideration for $750,000 each (or $1.5 million in aggregate).  The trusts are controlled by and for the benefit of Mr. Cowart, and his wife and as such, Mr. Cowart is deemed to beneficially own the securities acquired.  The sale of the securities closed on December 5, 2014.

The shares and warrants (representing 45% warrant coverage in connection with the purchase of the shares) were sold for $3.07 per share and warrant (a premium to the $3.01 closing price of the Company’s common stock on December 4, 2014 ($3.01 per share)).  The warrants (the “Warrants”) were evidenced by Common Stock Purchase Warrants and have a term of five years, an exercise price of $3.01 per share and cashless exercise rights beginning six months after the date of the grant of the Warrants, to the extent that the shares of common stock issuable upon exercise of such Warrants are not registered with the Commission.  The subscribers were also provided piggy-back registration rights in the event that we file a primary or secondary registration statement in the five years following the closing of the acquisition.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Cowart beneficially owns 8,541,343 shares of the Company’s common stock, which includes (a) 2,977,428 shares of common stock, which he has sole voting and dispositive control over; (b) 295,487 shares of common stock issuable upon exercise of options vested or which will vest within 60 days of the date of this filing, which he has sole voting and dispositive control over; (c) 109,934 shares of common stock issuable upon the exercise of warrants which he has sole voting and dispositive control over; (d) 4,804,261 shares of common stock which he shares voting and dispositive control over; and (e) 244,299 shares of common stock and warrants to purchase 109,934 shares of common stock held by The Shelley T. Cowart 2012 Grantor Retained Annuity Trust, a trust controlled by his wife, which securities he is deemed to beneficially own.  In aggregate, the securities constitute approximately 29.2% of the Company’s outstanding common stock, based on 28,108,105 shares of common stock issued and outstanding of the Company as of the filing of this Schedule 13D.

(b)
Mr. Cowart holds the sole right to vote or to direct the vote and sole power to dispose or to direct the disposition of (a) 2,977,428 shares of common stock; (b) 295,487 shares of common stock issuable upon exercise of options vested or which will vest within 60 days of the date of this filing; and (c) 109,934 shares of common stock issuable upon the exercise of warrants. Mr. Cowart shares the right to vote or to direct the vote and shares the power to dispose or to direct the disposition of 4,804,261 shares of common stock.

(c)	See Item 3, above.

(d)
Except as discussed above as to the securities which Mr. Cowart shares the right to vote or to direct the vote and shares the power to dispose or to direct the disposition of, and the securities held by the The Shelley T. Cowart 2012 Grantor Retained Annuity Trust, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by Mr. Cowart. The other members of Vertex Holdings, LP and the other partners of the B&S Cowart II Family LP, together with Mr. Cowart, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 7,500 shares of common stock held by Vertex Holdings, LP and the 4,796,761 shares held by B&S Cowart II Family LP, respectively.  Mr. Cowart’s wife has the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by The Shelley T. Cowart 2012 Grantor Retained Annuity Trust.

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2014

By:	/s/ Benjamin P. Cowart
Benjamin P. Cowart